

September 24, 2010

Michael W. Malone
Chief Financial Officer
Polaris Industries Inc.
2100 Highway 55
Medina, MN 55340

> **Re:** **Polaris Industries Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 01-11411**

Dear Mr. Malone:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 6. Selected Financial Data, page 22

1. In regard to the non-GAAP measure "cash flow provided" presented on page 24, please

    - Tell us and disclose how "changes in current operating items" is computed and the components thereof.
    - Tell us and disclose how the adjustment for deferred income taxes for 2009 is computed and why it does not agree to the amount for deferred income taxes for 2009 on the statement of cash flows, whereas the adjustment amount for deferred income taxes for the preceding two years appears to do so.
    - Tell us and disclose how the measure demonstrates your ability to meet your current and future cash obligations as indicated in your current disclosure. In particular, explain why further adjustment for (i) deferred income taxes, a non-cash item, is necessary when it is already an adjustment to arrive at "net cash provided by continuing operations" in the statement of cash flows, and (ii)

"changes in current operating items" is necessary when adjustment for working capital items is already made to arrive at "net cash provided by continuing operations."

- Since it appears to represent a liquidity measure, tell us how the adjustments made comply with Item 10(e)(1)(ii)(A) of Regulation S-K.
- Change the description pursuant to Item 10(e)(1)(ii)(E) of Regulation S-K because it is confusingly similar to a description used for GAAP financial measures associated with the statement of cash flows.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24
Results of Operations, page 25

2. We note that "cost of sales" is material to your revenues, margins and results, but that there is no separate analysis of these costs. We believe that a comparative analysis of these costs would be meaningful to investors in understanding these items. We believe a table that presents each material component of cost of sales on a common size basis would aid your analysis. Please revise your disclosure accordingly and include the intended revised disclosure in your response.

Sales, page 25

3. We note that beginning in 2008 you began testing a new order process called Maximum Velocity Program (MVP) and that this program was being utilized by approximately 50% of the ORV volume in 2009. We also note that you have attributed some of the decrease in ORV sales in 2009 to more dealers operating under MVP. Please revise to (1) quantify the portion of the decrease in sales attributable to this program, (2) discuss whether you expect this ordering process to be implemented further in regard to ORVs or expanded to other products and dealers/distributors and (3) discuss your expectations on the impact on future sales, results and cash flows. Additionally, explain to us and disclose why the MVP ordering process negatively impacts sales relative to a non-MVP ordering process. It appears that sales associated with either ordering process are dictated by eventual sales to ultimate consumers.

Liquidity and Capital Resources, page 32

4. We note your analysis of net cash from operating activities relies, in part, on references to net income, prepared on the accrual basis of accounting, and non-cash items like "provisioning" and deferred income taxes. Also, you cite changes in inventory and in accounts payable associated with inventory that appear to have offsetting effects in regard to cash flows. Further, you refer to timing in regard to collection of trade receivables and payment of accounts payable without discussing what has affected the timing. Please revise your disclosure to be clearly in terms of cash for all material items affecting net cash from operating activities and to include discussion of underlying factors affecting

timing of payments or that otherwise impact net cash from operating activities. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Notes to Consolidated Financial Statements
Note 11: Segment Reporting, page 66

5. We note that you have aggregated segments in reporting as a single business segment. Please tell us what operating segments you have that were aggregated, and the basis for your conclusion. In particular, we note that you have sales to the military and that sales of parts, garments and accessories are material to your consolidated revenues. Please explain to us how the economic characteristics for your military sales and parts, garments and accessories and customers for military sales are similar to your other segments such that aggregation is appropriate pursuant to Accounting Standards Codification 280-10-50-11. Please provide us with a sample of the information regularly provided to the chief operating decision maker upon which decisions in regard to allocating resources is made, and explain to us how the CODM uses this information to determine how to allocate resources.

Schedule 14A
Risk Oversight, page 7

6. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters or Nolan McWilliams at 202-551-3217 for the question regarding the comment on the proxy statement. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief